UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 19 August 2003 announcing that Bank of New York had been appointed as successor depositary bank for the company's ADR program.

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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

         QUINENCO APPOINTS BANK OF NEW YORK AS SUCCESSOR DEPOSITARY BANK
                   FOR ITS AMERICAN DEPOSITARY RECEIPTS (ADRs)

August 19, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) announced the appointment of Bank of New York as successor to Citibank N.A. for its sponsored ADR program, effective today. The transfer of depositaries will be carried out without any interruption to the holders of Quinenco's ADRs.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez
                                            -------------------------------

                                        Name: Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: August 20, 2003